July 12, 2017

Pamela Long

Assistant Director

Asia Timmons-Pierce

Staff Attorney

Dale Welcome

Staff Accountant

John Cash

Accounting Branch Chief

Re:	BioCrude Technologies USA, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 12, 2017
File No. 333-214853

Dear Ms. Long:

The request to have BioCrude’s Material Agreements (Deed of Assignment pursuant to a Public-Private Partnership (PPP), the Power Purchase Agreement (PPA), and the MSW, Land and Supply of Treated Effluent Concession Agreements), which have been filed (Amendment No. 4 to Registration Statement on Form S-1) redacted in accordance to the FOIA Confidential Treatment Request (CTR) pursuant to Rule 406 of the Securities Act, has been withdrawn, and same have been filed within the registration statement (Amendment No. 5), in their entirety, unredacted, and are referenced as exhibits 10.11, 10.12 and 10.13, respectively.

References to the CTR in the body have been removed and the exhibit list and signature dates updated. No additional changes have been made to the S-1 as submitted as Amendment 4.

The registration statement has been revised to reflect all of the aforesaid.

Very truly yours,

/s/ John Moukas, President
BioCrude Technologies USA, Inc.